GRAND DISTRIBUTION SERVICES, LLC

July 8, 2010

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust –Advisory Research Global Value Fund
Request for Acceleration

Dear Mr. Ganley:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 99 under the Securities Act and Post-Effective Amendment No. 103 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on July 9, 2010 be accelerated to July 13, 2010.

Very truly yours,
GRAND DISTRIBUTION SERVICES, LLC

By:          /S/ ROBERT TUSZYNSKI
Robert Tuszynski, President